Filed by The Limited, Inc.
                                         Pursuant to Rule 425 under the
                                         Securities Act of 1933 and deemed
                                         Filed pursuant to Rule 14a-12 under
                                         the Securities Exchange Act of 1934

                                         Subject Company:  Intimate Brands, Inc.
                                         Commission File No. 1-13814

                                         Date:  February 7, 2002



     The following is the transcript of a recorded conference call which took place on Thursday, February 7, 2002 regarding the announcement by The Limited, Inc. of January 2002 sales results.

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                              JANUARY SALES SCRIPT

                                FEBRUARY 7, 2002
-------------------------------------------------------------------------------

o GOOD MORNING EVERYONE. THIS IS AMIE PRESTON, DIRECTOR OF INVESTOR RELATIONS FOR THE LIMITED, INC.

o THIS IS THE LIMITED'S JANUARY SALES REPORT FOR THE FOUR WEEK PERIOD ENDING SATURDAY, FEBRUARY 2, 2002.

o BEFORE I BEGIN, AS A MATTER OF FORMALITY, I NEED TO REMIND YOU THAT ANY FORWARD LOOKING STATEMENTS I MAY MAKE TODAY ARE SUBJECT TO THE SAFE HARBOR STATEMENT FOUND IN OUR SEC FILINGS.

I WILL FIRST REVIEW THE RESULTS FOR LIMITED, INC.
                                    ------------

o SALES FOR THE FOUR WEEKS ENDED FEBRUARY 2, 2002, WERE $576.3 MILLION, COMPARED TO $766.2 MILLION FOR THE FIVE WEEKS ENDED FEBRUARY 3, 2001.


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o    EXCLUDING SALES FROM LANE BRYANT AND THE EXTRA WEEK IN JANUARY LAST YEAR,
     THE SALES INCREASE FROM THE COMPARABLE FOUR-WEEK PERIOD LAST YEAR WAS 11%.

o LIMITED, INC. COMPS WERE UP 6% IN JANUARY COMPARED TO THE COMPARABLE FOUR WEEK CALENDAR PERIOD ENDED FEBRUARY 3, 2001.

o    MERCHANDISE MARGINS WERE UP SIGNIFICANTLY TO LY.

o LIMITED, INC. SALES IN THE FOURTH QUARTER WERE $3.138 BILLION COMPARED TO $3.522 BILLION LAST YEAR.

o    FOURTH QUARTER COMPS WERE DOWN -2%.


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


IN OUR APPAREL BRANDS:
----------------------
o    SALES IN JANUARY WERE $232.2 MILLION VS. $288.2 MILLION LAST YEAR.

o    COMPS FOR JANUARY IN APPAREL WERE UP 5%

o    MERCHANDISE MARGINS WERE UP SIGNIFICANTLY TO LY.

o    APPAREL INVENTORIES ENDED THE MONTH DOWN 15% PER SQ. FOOT AT COST.

o SALES IN JANUARY WERE ABOVE OUR INITIAL EXPECTATIONS, DRIVEN BY STRONG RESULTS THROUGHOUT THE MONTH. THE BRANDS HAVE BEEN VERY SUCCESSFUL WITH CLEARANCE ACTIVITY, AND CARRYOVER LEVELS ARE BELOW THEIR TARGETED LEVELS.

o ALTHOUGH JANUARY RESULTS WERE ABOVE OUR EXPECTATION AND REFLECT GOOD EARLY READS ON SPRING MERCHANDISE, SALES SOFTENED SOMEWHAT AT THE END OF THE MONTH AND WE CONTINUE TO HAVE A CONSERVATIVE VIEW OF THE SPRING SEASON. WE EXPECT APPAREL INVENTORY LEVELS TO BE DOWN MID SINGLE DIGITS FOR THE SPRING.

o FOURTH QUARTER APPAREL SALES WERE $1.191 BILLION COMPARED TO $1.311 BILLION LAST YEAR, AND COMPS WERE DOWN -3%.


NOW INDIVIDUAL BRAND RESULTS BEGINNING WITH ....

EXPRESS
-------
o COMPS FOR JANUARY WERE UP 3% AGAINST A TOUGH DOUBLE DIGIT COMPARISON LAST YEAR, ABOVE EXPECTATIONS.

o    MERCHANDISE MARGINS WERE UP TO LAST YEAR.

o    SALES OF WOVEN AND KNIT TOPS WERE STRONG IN THE MONTH.


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


o    FOURTH QUARTER SALES AT EXPRESS WERE $483.5 MILLION AND COMPS WERE FLAT TO
     LY.

LERNER NEW YORK
---------------
o    COMPS FOR JANUARY WERE FLAT TO LY.

o    MERCHANDISE MARGINS WERE UP TO LY.

o A $15 EMBELLISHED TEE WOW PROMOTION AT THE END OF THE MONTH, COMBINED WITH DIRECT MAIL HELPED DRIVE TRANSACTIONS.

o FOURTH QUARTER SALES AT LERNER WERE $298.6 MILLION AND COMPS WERE DOWN -8% TO LY.

LIMITED STORES
--------------
o    COMPS FOR JANUARY WERE UP 13% TO LY, ABOVE EXPECTATIONS.

o    MERCHANDISE MARGINS WERE UP SIGNIFICANTLY TO LY.

o JANUARY FOCUSED ON CLEARANCE WITH % OFF REDLINES THROUGHOUT THE MONTH. WOVEN TOPS, SWEATERS AND ACCESSORIES SHOWED SIGNIFICANT GROWTH OVER LAST YEAR.

o    FOURTH QUARTER SALES AT LIMITED WERE $189.5 MILLION AND COMPS WERE UP 1%.

STRUCTURE
---------
o    COMPS FOR JANUARY WERE UP 14% TO LY

o    MERCHANDISE MARGINS WERE UP SIGNIFICANTLY TO LY.

o    DENIM CONTINUES TO SHOW STRONG GROWTH.

o    FOURTH QUARTER SALES AT STRUCTURE WERE $166.0 MILLION AND COMPS WERE DOWN
     -6%.


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


INTIMATE BRANDS
---------------
o    AS YOU KNOW, INTIMATE BRANDS ALSO RELEASED THEIR JANUARY SALES THIS
     MORNING.

o    SALES IN JANUARY WERE $341.8 MILLION, COMPARED TO $407.3 MILLION LAST
     YEAR.

o    COMPARABLE STORE SALES WERE UP 7%.

o EXCLUDING THE EXTRA WEEK IN JANUARY LAST YEAR, THE SALES INCREASE FROM THE COMPARABLE FOUR-WEEK PERIOD LAST YEAR WAS 16%.

o    MERCHANDISE MARGIN WAS UP SIGNIFICANTLY TO LY.

o    INVENTORIES WERE DOWN -3% ON A COST PER SQUARE FOOT BASIS.

o FOURTH QUARTER SALES AT IBI WERE $1.936 BILLION VS. $1.938 BILLION LAST YEAR AND COMPS WERE FLAT TO LY.

NOW FOR THE INTIMATE BRANDS BUSINESSES BEGINNING WITH....

VICTORIA'S SECRET STORES
------------------------
o    COMPARABLE STORE SALES FOR JANUARY WERE UP 11%; BETTER THAN EXPECTED.

o    MERCHANDISE MARGINS WERE UP SIGNIFICANTLY TO LY

o IN JANUARY WE SAW CONTINUED GOOD MOMENTUM AT VICTORIA'S SECRET. THE VERY SEXY BRA AND SLEEPWEAR CONTINUE TO SHOW GOOD CUSTOMER RESPONSE.

o    VSS FOURTH QUARTER SALES WERE $903.4 MILLION AND COMPS WERE UP 10%.

VICTORIA'S SECRET DIRECT
------------------------
o    JANUARY SALES WERE FLAT TO LAST YEAR.

o    MERCHANDISE MARGINS WERE UP TO LY.


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


o    FOURTH QUARTER SALES AT DIRECT WERE $265.8 MILLION, DOWN 5% TO LY.

BATH & BODY WORKS
-----------------
o    AT BATH & BODY WORKS, JANUARY COMPS WERE UP 1%.

o    THE MERCHANDISE MARGIN WAS UP SIGNIFICANTLY TO LAST YEAR

o BBW'S CHANGE IN TREND WAS PRIMARILY THE RESULT OF THE SEMI-ANNUAL SALE, WHICH RAN THROUGH JAN. 21ST, AND SIX DAYS LONGER THAN LAST YEAR.

o    FOURTH QUARTER SALES AT BBW WERE $767.3 MILLION AND COMPS WERE DOWN -10%.

o IF YOU WOULD LIKE TO HEAR A MORE DETAILED REPORT ON INTIMATE BRANDS, YOU CAN LISTEN TO IBI'S PRERECORDED CALL WITH DEBBIE MITCHELL BY DIALING 1-800-294-4342 FOLLOWED BY THE ACCESS CODE FOR IBI, WHICH IS 424.

o AS YOU KNOW, MONDAY WE ANNOUNCED AN EXCHANGE OFFER TO ACQUIRE ALL OF THE OUTSTANDING SHARES OF IBI. THE EXCHANGE OFFER COMMENCED TUESDAY AND IS CURRENTLY SCHEDULED TO EXPIRE 5:00 P.M. NEW YORK CITY TIME ON MARCH 11TH. PLEASE REFER TO OUR FILINGS WITH THE SEC FOR FURTHER INFORMATION.

o AS A REMINDER, LIMITED WILL REPORT FOURTH QUARTER EARNINGS AT 8 A.M. ON FEBRUARY 28TH, FOLLOWED BY INTIMATE BRANDS AT 8:45.

o    THANK YOU FOR YOUR CONTINUING INTEREST IN THE LIMITED.


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


                           Forward Looking Statements

     This communication contains certain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, including, among others, estimates of fiscal year 2001 and 2002 results. Investors are cautioned that such forward looking statements are subject to risks and uncertainties, many of which are beyond The Limited's control. Accordingly, actual results may differ materially from those expressed or implied in any such forward looking statements. Words such as "estimate," "project," "plan," "believe," "expect," "anticipate," "intend" and similar expressions may identify forward-looking statements.

     The following factors, among others, in some cases have affected and in the future could affect The Limited's (including, Intimate Brands') financial performance and actual results and could cause actual results for 2001, 2002 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release and related conference call: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the products sold and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production and availability of suitable store locations on appropriate terms. In addition, a number of risks relate to the offer and the merger, including declines in the value of the consideration offered because the exchange ratio is fixed; the risks and liabilities associated with The Limited's non-Intimate Brands businesses that are different from those associated with Intimate Brands' businesses; and the risk that the anticipated benefits of the transaction will not be achieved.

     Investors should read The Limited's prospectus and proxy statement relating to the proposed exchange offer and merger and the documents incorporated therein for a more detailed discussion of these risks and uncertainties. The Limited is under no obligation and does not intend to update any of these forward-looking statements, even if experience or future charges make it clear that any proposed results experienced or implied therein will not be realized. The Limited is scheduled to report fourth quarter earnings on February 28, 2002.


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


                             Additional Information

     In connection with the proposed transaction, The Limited, Inc. has filed an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained from The Limited by directing a request to The Limited, Inc., Investors Relations, Three Limited Parkway, Columbus, Ohio 43216, (614) 415-7076.

     The Limited and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning The Limited's participants in the solicitation is contained in a filing made by The Limited with the Securities and Commission pursuant to Rule 14a-12 on February 4, 2002.


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